Exhibit 99.1

PRESS RELEASE

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	TSX: SVM
	NYSE: SVM	January 17, 2012

Silvercorp Surface Diamond Drilling Intercepted 3.13 Meters of 432 Grams per Tonne Silver at the GC Silver-Lead-Zinc Project in Guangdong Province, Southern China

VANCOUVER, BRITISH COLUMBIA, CANADA –January 17, 2012 – Silvercorp Metals Inc. ("Silvercorp”) is pleased to report the results for its 2011 surface drilling program at the GC silver-lead-zinc project located in Guangdong Province, Southern China. The drill program has discovered four new high grade silver (Ag), lead (Pb), and zinc (Zn) veins and a number of vein structures and isolated mineralized pockets, increasing the total number of mineralized veins at the GC property to 33 veins. The program also successfully extended the existing veins further to down dip and striking directions.

Selected significant intercepts are as follows:

➢	Hole ZK40605 intercepted 0.40m interval of the V6 vein grading 2,450 g/t Ag, 1.29% Pb, 11.65% Zn, and 0.41% tin (Sn);

➢	Hole ZK2406 intersected 3.13 m interval of the V9W-2 vein grading 432 g/t Ag, including 0.40 m interval containing 3120 g/t Ag, 0.95% Pb, 3.67% Zn, and 0.38% Sn;

➢	Hole ZK40603 intercepted 1.15 m interval of the V6 vein grading 489 g/t Ag, 2.57% Pb, 3.81% Zn, and 0.70% Sn;

➢	Hole ZK40604 intercepted 0.55 m interval of the V6-0 vein grading 1,495 g/t Ag, 6.72% Pb, 7.76% Zn and 0.41% Sn;

➢	Hole ZK40203 intercepted 0.40 m interval of the V6 vein grading 637 g/t Ag, 0.91% Pb, 1.13% Zn, 0.05% Sn;

➢	Hole ZK3208 intercepted 1.86 m interval of the V14 vein grading 525 g/t Ag, 2.45% Pb, 1.55% Zn, and 0.07% Sn, including 0.56 m interval containing 1,595 g/t Ag, 7.90% Pb, 3.97% Zn, and 0.16% Sn;

➢

Hole ZK1204 intersected 3.42 m interval of the V6-0 vein grading 305 g/t Ag and 2.48% Pb, 2.03% Zn, and 0.34% Sn, including 1.26 m interval containing 566 g/t Ag, 0.55% Pb, 0.69% Zn, and 0.17% Sn; 0.55 m interval of the vein V8-2 grading 1,060 g/t Ag, 2.06% Pb, 0.52% Zn, and 0.04% Sn; and

➢	Hole ZK2006 intercepted 0.64 m interval of the V9 vein grading 470 g/t Ag, 0.39% Pb, 3.42% Zn, and 0.16% Sn.

The surface drilling program aimed to upgrade inferred mineral resources to the indicated and measured categories, and to explore and define new mineralized veins at the GC project. During 2011, a total of 14,370 meters (m) comprising of 34 holes were completed by two drill rigs at the property. Table 1 below lists assay results for 22 holes which intercepted Ag-Pb-Zn mineralization veins; the remaining 12 holes that intersected vein structures without significant assay results are not listed.

Newly Discovered Veins

The four newly discovered veins are V6-1, V8-2, V9W-1 and V9W-2.

V6-1 Vein

The vein is parallel to V6 vein, extends northwesterly for over 250 m and dips to the southwest at 85 degree angle for more than 340 m from -5m to -279m elevation. The vein is at about 33 m southwest of and parallel to the vein V6. Six drill holes intercepted the vein with four holes hitting significant mineralization that contains grades averaging 18 to 117 g/t Ag, 0.03 to 12.8% Pb, 1.52 to 3.45% Zn, and 0.16 to 0.73% Sn over 0.16 to 0.72 m true width.

V8-2 Vein

V8-2 is parallel to and at 8 m southwest of the northwesterly striking V8 vein and extends more than over 300 m between line 24 and 32. The vein steeply dips to southwest and extends over 525 m in depth from 115m to -109m elevation. Four drill holes intersected the significantly mineralized sections of the vein, containing grades averaging 259 to 1,060 g/t Ag, 1.78 to 7.09% Pb, 0.52 to 5.94% Zn, and 0.11 to 0.47% Sn over 0.14 to 0.47 m true width.

V9W-1 and V9W-2 Veins

These veins are part of V9 vein system and are parallel to V9 vein. The veins extend northwesterly over 200 m and dip to southwest at about 71 degree dipping angle. V9W-1 and V9W-2 are at hanging wall of V9 Vein about 27 m and 30 m away for the V9 respectively. Both veins are defined between explorations 20 and 24. The V9W-1 vein was intercepted by two drill holes which intercepted the vein from 164m to 79m elevation and contains grades averaging 55 to 108 g/t Ag, 0.19 to 1.18% Pb, 2.03 to 3.13% Zn, and 0.03 to 0.22% Sn over 0.14 to 2.32 m true width. Two drill holes intersected V9W-2 vein at 169m and -61m elevation, grading 31 to 110 g/t Ag, 0.18 to 0.27% Pb, 1.49 to 5.59% Zn, 0.05 to 0.34% Sn over 0.11 to 0.19 m true thickness.

Table 1: Selected Drill Hole Assay Results:

Drill Hole	Intersection		Interval (m)	Ag g/t	Pb %	Zn %	Sn(%)	Mineralized Veins
	From(m)	To(m)
ZK40603	139.10	140.25	1.15	489	2.57	3.81	0.70	V6
	190.93	191.33	0.40	117	12.80	3.44	<0.01	V6-1

Drill Hole	Intersection		Interval (m)	Ag g/t	Pb %	Zn %	Sn(%)	Mineralized Veins
	From(m)	To(m)
ZK40202	169.78	170.23	0.45	96	5.52	2.61	0.13	V4
ZK41003	334.02	335.60	1.58	28	0.93	1.52	0.07	V4
	368.73	370.17	1.44	27	2.80	4.49	0.07	V4
	77.62	78.17	0.55	1495	6.72	7.76	0.41	V6-0
ZK40604	229.17	229.60	0.43	308	7.91	2.67	0.07	V6
	243.59	243.99	0.40	149	0.05	11.85	0.34	V6-1
ZK40203	109.19	109.59	0.40	637	0.91	1.13	0.05	V6
	136.66	137.50	0.84	46	0.68	1.52	0.03	V6-1
ZK410101	270.70	271.10	0.40	46	0.04	2.72	0.71	V4
ZK40605	147.90	148.30	0.40	33	1.89	15.05	0.41	V6-0
	150.30	150.70	0.40	79	2.16	4.31	0.51	V6-0
	308.09	308.49	0.40	2450	1.29	11.65	0.14	V6
ZK410102	25.60	26.46	0.86	263	1.41	1.67	0.05	Not Named
	178.76	179.24	0.48	39	0.05	1.84	0.03	Not Named
	181.73	182.33	0.60	129	0.12	3.35	0.05	Not Named
	203.77	204.27	0.50	87	0.15	4.41	0.55	Not Named
	218.80	219.50	0.70	36	1.20	4.41	0.09	Not Named
ZK41802	144.57	144.97	0.40	127	3.08	1.61	0.04	V4
ZK101	127.32	127.72	0.40	76	0.36	0.42	0.01	V6
ZK42601	54.36	55.03	0.67	14	0.02	4.43	0.15	Not Named
ZK2406	130.81	131.21	0.40	39	0.06	6.05	0.08	V13
	201.32	204.45	3.13	432	0.18	0.63	0.07	V9W-2
Including	204.05	204.45	0.40	3120	0.95	3.67	0.38
	208.39	211.02	2.63	108	0.19	3.13	0.06	V9W-1
Including	208.39	208.79	0.40	512	1.13	5.14	0.11
	223.94	224.34	0.40	32	0.01	7.13	0.06	Not Named
	231.20	231.67	0.47	324	2.63	4.38	0.17	Not Named
ZK2807	106.44	106.96	0.52	276	3.47	2.62	0.03	V8-2
	118.18	119.70	1.52	108	0.15	1.16	0.05	V8
	203.43	204.70	1.27	61	0.21	4.57	0.05	V14
	227.57	227.97	0.40	64	0.47	2.71	0.19	V13
	329.37	329.81	0.44	36	0.03	5.49	0.23	V9-1
	350.53	350.98	0.45	52	1.58	3.12	0.14	Not named
	366.40	367.14	0.74	104	0.61	1.77	0.17	Not named
	382.25	383.15	0.90	25	0.48	0.91	0.15	V9-0
	428.85	439.21	10.36	37	1.72	5.40	0.11	V9
ZK3208	73.43	73.90	0.47	216	0.38	3.31	0.08	V8-0
	285.46	287.32	1.86	525	2.45	1.55	0.07	V14
Including	285.46	286.02	0.56	1595	7.90	3.97	0.16
	295.40	295.66	0.26	117	0.20	0.36	0.04	V13
	406.47	410.10	3.63	205	1.49	6.53	0.64	V9
Including	407.73	408.60	0.87	343	1.52	9.02	1.21
	418.84	419.19	0.35	144	0.20	2.97	0.59	Not Named
	472.87	476.04	3.17	101	3.89	2.66	0.22	V5
Including	472.87	474.00	1.13	172	8.38	3.53	0.30
	544.90	545.21	0.31	201	10.50	2.85	0.53	V7

Drill Hole	Intersection		Interval (m)	Ag g/t	Pb %	Zn %	Sn(%)	Mineralized Veins
	From(m)	To(m)
ZK3608	243.65	244.00	0.35	285	0.12	0.29	0.02	Not Named
	325.18	325.41	0.23	89	0.18	4.47	0.21	V9
	384.47	384.74	0.27	63	0.14	3.59	0.16	V5-1
	445.37	445.56	0.19	32	0.05	3.20	0.09	V5
	504.63	505.11	0.48	113	4.53	3.88	0.03	Not Named
	511.94	513.42	1.48	67	1.66	1.89	0.30	V7-1
	551.68	555.29	3.61	33	1.95	5.09	0.10	Not Named
	675.47	675.69	0.22	81	3.53	1.61	0.30	Not Named
	677.31	677.65	0.34	112	8.34	3.23	0.34	V2-1
	685.68	686.69	1.01	1	0.53	3.53	0.16	V2-0
	712.30	713.34	1.04	91	1.21	3.78	0.87	V2
	723.69	724.34	0.65	41	0.73	3.99	0.73	V2-2
ZK3209	386.66	388.61	1.95	48	1.30	1.20	0.09	V8
	501.18	502.03	0.85	253	0.86	0.46	0.08	V15
	549.97	550.57	0.60	154	7.29	1.06	0.01	V14
	600.61	600.79	0.18	43	0.74	2.57	0.14	V9-1
	616.54	617.14	0.60	374	0.75	1.26	0.08	V9-0
ZK4005	140.20	142.43	2.23	152	1.60	3.77	0.20	V8
Including	140.20	140.67	0.47	420	2.29	8.56	0.80
	226.60	226.84	0.24	203	0.20	16.60	0.14	V15-1
	252.60	252.93	0.33	90	0.85	6.49	0.19	V15-0
	463.90	466.75	2.85	212	0.20	0.65	0.05	V9/v10
	265.41	265.85	0.44	56	0.65	2.52	0.05	V15-1
	294.97	295.77	0.80	112	0.10	0.12	0.01	V15
	327.36	328.39	1.03	26	0.72	3.31	0.13	V13
	353.39	353.86	0.47	103	3.24	2.56	0.15	Not Named
ZK2005	46.50	46.67	0.17	33	0.14	4.68	0.12	V9-1
	100.50	100.68	0.18	110	0.27	5.79	0.34	V9W-2
	105.81	106.05	0.24	55	1.18	2.03	0.22	V9W-1
	195.60	196.82	1.22	143	0.04	0.19	0.01	V9
	355.00	355.22	0.22	510	0.05	0.16	0.11	V7-1
	409.12	411.41	2.29	72	2.98	3.31	0.07	V7-0
	413.49	416.14	2.65	83	2.89	4.84	0.06	V7-0
Including	414.37	414.57	0.20	271	16.70	11.85	0.16
	475.32	478.80	3.48	116	6.86	5.57	0.23	Not Named
Including	477.22	477.96	0.74	286	20.00	5.97	0.61
	513.60	514.66	1.06	90	2.09	2.10	0.97	V2-1
ZK2808	251.38	254.92	3.54	169	0.91	1.25	0.05	V8-0
Including	253.25	254.92	1.67	337	1.88	2.07	0.06
	391.73	392.32	0.59	259	1.78	1.25	null	V8-2
	399.90	400.24	0.34	32	1.07	3.43	0.04	V8
	424.01	425.19	1.18	82	1.45	7.45	0.23	V15-1
	506.05	506.29	0.24	458	2.81	4.18	0.38	V13
	581.17	581.90	0.73	165	1.13	2.07	0.20	V9-1
	795.47	795.87	0.40	175	0.26	0.21	0.05	V7-1
ZK1204	90.09	90.33	0.24	343	12.50	1.63	0.10	V9
	515.61	519.03	3.42	305	2.48	2.03	0.34	V6-0

Drill Holee	Intersection		Interval (m)	Ag g/t	Pb %	Zn %	Sn(%)	Mineralized Veins
	From(m)	To(m)
Including	515.61	516.87	1.26	566	0.55	0.69	0.17
	65.70	67.12	1.42	112	0.09	0.06	<0.01	V8-1
	68.40	69.38	0.98	110	0.17	0.89	0.01	V8-0
	184.80	185.35	0.55	1060	2.06	0.52	0.04	V8-2
	197.20	197.88	0.68	252	0.66	1.67	0.04	V8
	231.96	232.20	0.24	470	0.75	0.50	0.05	V15-1
ZK2006	239.80	242.23	2.43	65	0.23	3.16	0.53	V15
	320.20	320.46	0.26	121	0.50	26.50	0.26	V9-1
	449.73	450.37	0.64	470	0.39	3.42	0.16	V9
ZK606	10.84	11.03	0.19	128	0.28	0.99	0.05	V2
	295.83	296.30	0.47	171	1.48	1.97	0.10	V5-1
	377.97	379.03	1.06	103	1.61	4.62	0.21	V9
	389.04	390.10	1.06	83	0.35	8.26	0.41	Not Named

Drill hole plans, cross sections and longitudinal maps of the veins are available on Silvercorp’ s website at www.silvercorp.ca.

Project Update

The GC project mine and mill construction is well underway. As at January 10, 2012, the following work has been completed.

1)	completion of 610 meters of the 4 m by 4.5 m Stage 1 ramp since mid-August 2011;
2)	preparation of the 6-meter diameter main shaft opening, ventilation shaft opening and the ore bin foundation to allow for cement pouring;
3)	installation of a main shaft headframe and sunk 22 m of main shaft and 70 m of the ventilation shaft;
4)	completion of water recycling tanks for the mill and assay lab;
5)	60% completion of the mine office building and the staff accommodation building; and
6)	completion of earth work and ground preparation of the crushers, ball mills, floatation, filtration, and loading shed of concentrates.

Quality Control

The Company has implemented a quality control program to ensure best practice in sampling and analysis of the samples. Drill cores are HQ, NQ, or BQ in size and drill core samples were taken from sawn half core for every 1.5 m or limited by apparent wall rock and mineralization contact. The samples are shipped directly in security sealed bags to ALS Chemex in Guangzhou, China (Certification ISO 9001), located approximately 180 km southeast of the GC property site.

Sample preparation consists of drying, crushing and splitting of the sample to 250 grams, then the sample is pulverized to 200 mesh. Ag, Pb, and Zn in drill core samples were analyzed by aqua regia digestion and AAS. Tin was analyzed by fusing with peroxide, then leaching the melt and acidifying to precipitate out the tin for AAS finish. Check samples including field duplicates and pulps are routinely sent to the Sub-Institute of Analytical Chemistry, Beijing General Research Institute of Mining & Metallurgy, located in Beijing.

Myles Gao, P.Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc Project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP Gold-lead-Zinc Project in Hunan Province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

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